Exhibit 99.1

Visionary Education Technology Holdings Group Inc.

Announces

Results of 2023 Annual General Meeting and Receipt of NASDAQ Extension Letter

TORONTO, Dec. 13, 2023 /PRNewswire/ -- Visionary Education Technology Holdings Group Inc. (the "Company") (NASDAQ: GV), a private education provider located in Canada, with subsidiaries in Canada and market partners in China, today announced the results of its 2023 Annual General Meeting, which was held on December 11, 2023, in Toronto, Ontario, Canada. At the Annual General Meeting, the Company’s shareholders:

(1) Fixed the number of directors at 5 (five) and duly elected each of the nominees to the board of directors, except Mr. Peter Milliken, who did not stand for re-election at the 2023 Annual Shareholders Meeting due to his resignation. As a result, the Board of the Company is now comprised of four (4) directors, including three (3) independent directors;

(2) Approved the share consolidation proposal of combining every fifteen (15) pre-consolidation Common Shares into one (1) post-consolidation Common Share, which aims to increase the market price of individual shares and reduce the total number of outstanding shares;

(3) Approved the name change of the Company from “Visionary Education Technology Holdings Group Inc. ” to “Visionary Holdings Inc.”; and

(4) Approved and ratified the appointment of MNP LLP as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024.

On December 12, 2023, the Company received notice from NASDAQ granting the Company an additional 180 calendar days, or until June 10, 2024, to regain compliance with the $1.00 per share minimum requirement for continued listing on The NASDAQ Capital Market pursuant to NASDAQ Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”). To regain compliance, the bid price of the Company’s common shares must close at or above $1.00 per share for a minimum of ten consecutive business days at any time during the second 180-day compliance period. The Company intends to monitor the closing bid price of its common shares and may, if appropriate, consider implementing available options, including effecting a reverse share split. There can be no assurance that the Company will be able to regain compliance with the Minimum Bid Price Rule or maintain compliance with the other listing requirements necessary for the Company to maintain the listing of its common shares on The NASDAQ Capital Market.

About Visionary Education Technology Holdings Group Inc.

Visionary Education Technology Holdings Group Inc., headquartered in Toronto, Canada, is a private education provider located in Canada, with subsidiaries in Canada and market partners in China, that offers high-quality education resources to students around the globe. The Company aims to provide access to secondary, college, undergraduate and graduate and vocational education to students in Canada through technological innovation so that more people can learn, grow and succeed to their full potential. As a fully integrated provider of educational programs and services in Canada, the Company has been serving and will continue to serve both Canadian and international students. For more information, visit the Company's website at https://ir.visiongroupca.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "believes," "expects," "anticipates," "estimates," "intends," "would," "continue," "should," "may," or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:

Visionary Education Technology Holdings Group Inc.

Investor Relations Department

Email: ir@farvision.ca